Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center
2 Queens Road,
Central, Hong Kong

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
United States of America

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
United States

As representatives of the prospective underwriters

VIA EDGAR

June 29, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara Ransom
Mr. Donald Field
Mr. Joel Parker
Mr. James Giugliano

Re:	DiDi Global Inc. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-256977)
Registration Statement on Form 8-A (Registration No. 001-40541)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on June 29, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between June 28, 2021 and the date hereof, copies of the Company’s Preliminary Prospectus dated June 28, 2021 were distributed as follows: 3,954 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Goldman Sachs (Asia) L.L.C.
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

As representatives of the prospective underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Eric Liu
Name:	Eric Liu
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Holley
Name:	Robert Holley
Title:	Vice President

[Signature Page to Acceleration Request Letter]

J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
Name:	Ilana Foni
Title:	Vice President

[Signature Page to Acceleration Request Letter]